Exhibit 21
Subsidiaries of Registrant

Subsidiary	State (or Country) of Incorporation

Spectrum Sciences and Software Inc.	Florida

Coast Engine and Equipment Co., Inc.	Florida

Horne Engineering Services, L.L.C.	Virginia